FEDERAL HOME LOAN BANK OF DALLAS
8500 Freeport Parkway South
Suite 100
Irving, Texas 75063
August 22, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Todd Schiffman
Ladies and Gentlemen:
Reference is made to the Company’s Registration Statement on Form 10 filed with the Commission on June 30, 2005. The Company hereby requests that such registration statement be withdrawn because the financial statements of the Company contained therein and the reports of the Company’s independent accountants with respect to such financial statements can no longer be relied upon and because the Company will be restating such financial statements.
Very truly yours,
/s/ Charles W. Lockyer, Jr.
Charles W. Lockyer, Jr.
Vice President & General Counsel